

INVEST IN THE AMERICAN FLAG FOOTBALL LEAGUE

With over 7 million players world wide, you can be a part of the world's fastest growing team sport. Investing in the AFFL gives you ownership of the world's first professional flag football league. Click below to be a part of the limited time opportunity.

INVEST NOW



DOWNLOAD INVESTOR DECK

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THE AFFL IS BUILDING A BUSINESS AROUND ONE OF AMERICA'S FASTEST-GROWING TEAM SPORTS. FLAG FOOTBALL IS NOW BIGGER THAN LACROSSE, ICE HOCKEY, AND RUGBY COMBINED IN TERMS OF PARTICIPATION, YET LACKS A PROFESSIONAL LEAGUE FOUND IN OTHER SPORTS... UNTIL NOW!

WITH A MEN'S PRO LEAGUE, WOMEN'S TOURNAMENTS AND THE AFFL YOUTH LEAGUE, WE ARE THE WORLD'S ONLY FULLY INTEGRATED FLAG FOOTBALL ORGANIZATION.

THE FUTURE OF PRO FOOTBALL HAS FLAGS.

Made in Webflow




TAKE ADVANTAGE OF AN OPPORTUNITY TO INVEST IN A PROFESSIONAL SPORTS ORGANIZATION

Now is the perfect time to be a part of something special!
Finally, flag football players have the opportunity to become a pro! They will represent their city, get paid, and play against the best flag players on the highest level in the sport! Just like participation in the sport, we believe this will be the fastest growing professional sports league in the U.S.!



W Made in Webflow


OF PLAYERS IN THE U.S.



Source: SFIA Topline Report February 2020, Wikipedia, Forbes

GROWTH OF

1.6M+

NEW PLAYERS IN 6 YEARS

W Made in Webflow





BE A PART OF THE WORLD'S FIRST
PROFESSIONAL FLAG FOOTBALL ORGANIZATION

INVEST NOW



THE AFFL'S PLAYBOOK OF STRATEGIC ADVANTAGES

GROWTH OF WOMEN IN FLAG FOOTBALL

Supporting the women in flag football has always been a core part of the mission of the AFFL, and it's finally gaining the attention it deserves as a path to women's scholarships and inclusion.

In 2021, the AFFL's women's division and the glass-ceiling shattering $200,000 grand prize for both the men's and women's champions leveled the playing field for gender pay equality in sports.

Our future plans for the women in the AFFL will mimic the path of our men's division. #EqualPlayEqualPay





1ST NATIONALLY TELEVISED

Women's Football Game, Summer 2021



"
The NAIA is proud to partner with the NFL to bring collegiate women's flag football to our member institutions.
"

 DEAL HIGHLIGHTS   MARKET   TRACTION   TE



INTERNATIONAL OPPORTUNITY

Unlike American (tackle) football, flag footballs' popularity spreads worldwide, gaining fans from all across the globe. Flag is already a sport celebrated in countries everywhere, and the AFFL is providing an opportunity for players to share their talent.




INSTITUTIONAL & MAINSTREAM SUPPORT

Flag Football is catching major brands and institutions' eyes and our professional league will soon be a major part of the global sports landscape.



Flag Football could be selected to compete in the 2028 international olympics.

 NFL & Nike have committed

$5M **TO BRING GIRLS FLAG TO HIGH SCHOOLS ACROSS AMERICA**

https://news.nike.com/news/nike-x-nfl-partnership-girls-flag-football-5-million-dollar-grant-initiative


A SAFER MORE APPEALING GAME

FLAG AVOIDS SAFETY CONCERNS THAT GROW ALONGSIDE AMERICAN FOOTBALL POPULARITY

As the evidence and public alarm continue to build around the relationship between tackle football and chronic traumatic encephalopathy (CTE), the peace of mind Flag offers is growing exponentially more appealing.

> " Of all sports played in the US, American football is the sport associated with the greatest number of traumatic brain injuries. "

-The Epidemiology of Sport-Related Concussion.



4


THE BUSINESS MODEL: READY TO PLAY



THE ROAD TO THE 2023 INAUGURAL SEASON
THE ROAD TO THE PROS

STEP 01 — ANNOUNCE INAUGURAL CITIES

STEP 02 — INTRODUCE HEAD COACHES

STEP 03 — NAME YOUR TEAM CAMPAIGN BEGINS

STEP 04 — AFFL COMBINES START IN HOST CITIES

STEP 05 — OFFICIALLY UNVEIL TEAMS TO HOST CITIES

STEP 05 — PRESEASON BEGINS (2023)

STEP 05   PRESEASON BEGINS (2023)

AFFL TIMELINE: # A BLUEPRINT FOR SUSTAINABLE GROWTH

1ST EXPANSION TEAM INTRODUCED
First of 5 Original Teams Offered for Sale

2 ADDITION EXPANSION TEAMS INTRODUCED
2 Additional Teams Offered for Sale

2022   2023   2024   2025

5 INAUGURAL PRO TEAMS INTRODUCED

2ND PRO TEAM OFFERED FOR SALE

THIS STRUCTURE ALLOWS TEAMS THAT ARE SOLD TO HAVE OPERATING HISTORY AND TRACK RECORDS. IN ADDITION, WE BELIEVE THIS MODEL WILL GENERATE LIQUIDITY THROUGH TEAM SALES RATHER THAN EQUITY SALES IN 2023 AND FORWARD, IF THE MARKETPLACE ALLOWS.

As concerns for American Football Player's safety are at an all-time high, a new study suggests that CTE will be detected in living players.

47%
of **concussions in high school athletes** happen from tackle football

AT LEAST 1+
player sustains a mild **concussion** in nearly every tackle football game

11 out of 100
deceased **NFL Players** showed CTE in their brains when examined in a study

The Washington Post

Doctors provide consensus symptoms of CTE among living, a major step for researchers

AND THINGS MAY SOON CHANGE DRAMATICALLY...

A paper published in March 2021 details the new ability to detect CTE in living players—this is likely to have a chilling effect on tackle.



By Adam Kilgore
March 15, 2021 at 4:00 p.m. EDT

More than two dozen doctors published the first consensus criteria to diagnose the symptoms of chronic traumatic encephalopathy among living people for research purposes, providing a framework for improved further study of the

INVESTMENT INCENTIVES

BONUS SHARES

INVESTING EARLY HAS ITS ADVANTAGES. INDIVIDUALS WHO INVEST IN THE AFFL IN THE FIRST 21 DAYS WILL RECEIVE BONUS SHARES!

TAKE ADVANTAGE OF A GREAT OPPORTUNITY TO OWN A BIGGER PIECE OF THE AFFL !

4/4/22 – 4/10/22:	**50% BONUS SHARES**
4/11/22 – 4/17/22:	**25% BONUS SHARES**
4/18/22 – 4/24/22:	**10% BONUS SHARES**



OUR TIMELINE:

affl-lp-73fa54b03e27e567cfff3cc84a34261.webflow.io

OUR TIMELINE:
THE GAME IS ONLY BEGINNING



2016
Founded

2017

2.8M VIEWS

Launch Game withMichael Vick & Chad Ochocinco



2018

2018

First Season. NFL Network Coverage of 128 Team National Tournament

2019

Second National Tournament

2020

No Live Sporting Events (COVID)

2021

CBS

CBS coverage + Women's Tournament + Youth League Launch

2.8M VIEWS

2020

No Live Sporting Events (COVID)

2021

CBS

CBS coverage + Women's Tournament + Youth League Launch

2.8M VIEWS

2022

Introduction of ProTeams based in cities

THE AFFL UMBRELLA

The American Flag Football League builds a worldwide community of fans and players, all united by their shared values through Flag Football.

MEN'S PRO LEAGUE

City-based teams, professional players, one of a kind.

LAUNCHING 2023

YOUTH LEAGUE

Divisions for players ages 6-17 all around the world playing the AFFL style of football.

LAUNCHED IN 2021

WOMEN'S TOURNAMENT

Open events with our fast paced style where anyone can form a team and participate.

LAUNCHED 2021

Made in Webflow

WHY INVEST IN TO THE AFFL PRO LEAGUE?

THE 2023 LAUNCH OF MEN'S PRO TEAMS AND LIVE EVENTS WILL PROVIDE EVEN MORE CREDIBILITY, SPORTSMANSHIP, AND VIEWERSHIP.

Fielding Professional teams massively improves quality of play & entertainment.

Having pro teams in various cities establishes a true fanbase and enhances the ability to sell game tickets, merchandise and other experiences.

As our league expands, we believe we can provide liquidity upon team sales.

Made in Webflow



INVEST IN A BRAND GRABBING ATTENTION FROM NOTEWORTHY FANS



thecheckdown @flagfootball airs on NFL Network June 30th. 🔥

tombrady 😂 👏 🙌 👍

1,189,065 views · Liked by kingjames and k2p21

bleacherreport Mike Vick can still sling it •• (@proflagaffl)

787,624 views · Liked by jerrodjohnson1 and new_era8

nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Oche!
📺 : @flagfootball LIVE on @nflnetwork! #AFFL

1,499,347 views · Liked by bakermayfield and bestfootballworkouts

nfl Have you ever seen The Dip?! 😮
@flagfootball comes to @nflnetwork on June 30 (7pm ET)!



"

Imagine a sport as simple as soccer, but already beloved by Americans. One with the star power of the NBA, but drawing from a larger pool of star-caliber players. A game as kid-friendly as baseball, but faster and more dynamic.

"This isn't a dream sport. This is Flag Football.

"



AS SEEN ON



ESPN · BARSTOOL SPORTS · WIRED · NFL FILMS · THE WALL STREET JOURNAL

AWARENESS



facebook · SPORTS NETWORK · USA · twitch · Playmaker

PARTNERS   LSPORTS   BLUE·EMU   AccuWeather

MEET THE STARTING LINEUP

JEFF LEWIS
FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.

CHRIS HARRIS
V.P. OF FOOTBALL OPERATIONS

Former pro player with over 15 years experience in running ideas into successful businesses; has 7+ year successful track record as an executive in the motorsports industry.

KATE CARNEY
GENERAL COUNSEL

Business consultant, lawyer and strategic advisor. 16+ years of corporate and hedge fund experience, including as General Counsel of a $6 bn hedge fund.

MICHELLE ROQUE
HEAD OF MARKETING & SOCIAL

Played flag football her entire life. U.S. National Team Gold Medal winner; her viral content has garnered millions of video views.

BARRY PINCUS
CFO

15+ years of intersecting in content & technology, working with brands such as NY Yankees, Martha Stewart Living, Conde media & Maxim magazine.

JON MELTZER
BOARD OF DIRECTORS

Frmr. Goldman Sachs Partner

ANDREW SIEGEL
BOARD OF DIRECTORS

Conde Nast Advisor, Digital Initiatives

RALPH GREENE
BOARD OF DIRECTORS

Frmr. Nike Head of Football

DOM CURCIO
BOARD OF DIRECTORS

Frmr. President of Guggenheim Partners

MICHAEL GRIFFIN
PLAYER ADVISOR

Tennessee Titans

ISAIAH KACYVENSKI
PLAYER ADVISOR

Seattle Seahawks

DANNY WUERFFEL
PLAYER ADVISOR

U of Florida, Heisman Trophy Winner

DEAL HIGHLIGHTS   MARKET   TRACTION   TEAM

ISAIAH KACYVENSKI
PLAYER ADVISOR

Seattle Seahawks

DANNY WUERFFEL
PLAYER ADVISOR

U of Florida, Heisman Trophy Winner

BE A PART OF THE WORLD'S FIRST
PROFESSIONAL FLAG FOOTBALL ORGANIZATION

INVEST NOW



DEAL HIGHLIGHTS   MARKET   TRACTION   TEAM



DEAL HIGHLIGHTS   MARKET   TRACTION   TEAM

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Kate Carney · 5 hours ago
Thanks Michelle!
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